Exhibit 99.2

NICE to Provide IP Radio Recording for Los Angeles County’s New
Interoperable Communications System

Paramus, New Jersey – November 15, 2016 – NICE (Nasdaq:NICE) today announced that it will be providing its IP radio recording solution for the Los Angeles Regional Interoperable Communications System (LA-RICS) P25 Land Mobile Radio (LMR) project.

The network, which is being built using P25-compliant technology, will support interoperable communications for 34,000 public safety personnel to enhance emergency incident coordination. This will help keep 10 million residents and businesses in 88 incorporated cities and unincorporated areas of Los Angeles County safer and more secure.

NICE is providing IP radio recording along with NICE Inform to support the P25 recording and incident reconstruction needs of the LA-RICS’ member agencies including 50 law enforcement agencies, 31 fire departments, as well as Emergency Medical Services (EMS), transportation and education agencies.

Specifically, LA-RICS will use the NICE IP radio logging recording solution to natively record the P25 radio transmissions on the regional network. Participating agencies will be able to use the NICE Inform software, accessible through a web browser, to remotely search for, retrieve, reconstruct and play back their communications.

“Real-time interoperable communications are the cornerstone of this project, but these large volumes of IP communications will also need to be captured and reconstructed to evaluate every-day events and especially large-scale multi-jurisdictional incidents,” said Christopher Wooten, Executive Vice President, Vertical Markets, NICE. “When it comes to addressing this critical need for a regional radio network of the size and scope of LA-RICS, no one is better equipped than NICE. We’re honored to be a part of this very important project.”

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premise enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

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Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.